SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                   ____________________________________________________

                                       SCHEDULE 13D
                                     (Amendment No. 7)
                         Under the Securities Exchange Act of 1934


                                   DISCOVERY ZONE, INC.
                                     (Name of Issuer)

                          Common Stock, Par Value $.01 Per Share
                              (Title of Class of Securities)

                                        25468B 10 7
                                      (CUSIP Number)

                                 Philippe P. Dauman, Esq.
                                        Viacom Inc.
                                       1515 Broadway
                                 New York, New York  10036
                                 Telephone: (212) 258-6000
                          (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices and
                                      Communications)

                                         Copy to:

                               Creighton O' M. Condon, Esq.
                                    Shearman & Sterling
                                   599 Lexington Avenue
                                    New York, NY 10022
                                Telephone:  (212) 848-4000

                                        May 24, 1995
                  (Date of Event which Requires Filing of this Statement)

                         ========================================

               If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
               Check the following box if a fee is being paid with this statement [ ].

               CUSIP No. 25468B 10 7
               (1)  Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                       VIACOM INC.
                     -----------------------------------------------------------

                       I.R.S. Identification No. 04-2949533
                     -----------------------------------------------------------


               (2) Check the Appropriate Box if a Member of Group (See Instructions)

               [ ]  (a)
                         ----------------------------------------
               [ ]  (b)
                         ----------------------------------------


               (3)  SEC Use Only
                                 ------------------------------------------

                    -------------------------------------------------------

               (4)  Sources of Funds (See Instructions)         WC
                                                        -------------------

                    -------------------------------------------------------

               (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                    -------------------------------------------------------

               (6)  Citizenship or Place of Organization    Delaware
                                                         ------------------

                    -------------------------------------------------------

                Number of   (7)    Sole Voting Power
                                                    ----------------------------
                 Shares
                            ----------------------------------------------------
               Beneficially (8)    Shared Voting Power       28,044,001
                                                      --------------------------
               Owned by
                            ----------------------------------------------------
                  Each      (9)    Sole Dispositive Power
                            ----------------------------------------------------
               Reporting
                            ----------------------------------------------------
                 Person     (10)  Shared Dispositive Power       28,044,001
                                                           ---------------------
                   With
               ----------   ----------------------------------------------------

               (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                28,044,001
                             ---------------------------------------------------

               (12) Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)
                                              ----------------------------------

                    ------------------------------------------------------------
               (13) Percent of Class Represented by Amount in Row (11)
                                                                      ----------
                        49.9%
                     -----------------------------------------------------------

               (14) Type of Reporting Person (See Instructions)   CO
                                                               -----------------

                    ------------------------------------------------------------

               CUSIP No. 25468B 10 7

               (1)  Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                                   SUMNER M. REDSTONE
                    ------------------------------------------------------------
                                   S.S. No.
                    ------------------------------------------------------------

               (2) Check the Appropriate Box if a Member of Group (See Instructions)

               [ ]  (a)
                         ---------------------------------------------
               [ ]  (b)
                         ---------------------------------------------


               (3)  SEC Use Only
                                ------------------------------------------------

                    ------------------------------------------------------------
               (4)  Sources of Funds (See Instructions)           WC
                                                        ------------------------

                    ------------------------------------------------------------

               (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                                   -----------------------------

               (6)  Citizenship or Place of Organization   United States
                                                        ------------------------

                    ------------------------------------------------------------

                Number of   (7)    Sole Voting Power
                                                     ---------------------------
                 Shares
                            ----------------------------------------------------
               Beneficially  (8)   Shared Voting Power         28,044,001
                                                       -------------------------
               Owned by
                            ----------------------------------------------------
                 Each       (9)    Sole Dispositive Power
                                                         -----------------------
                Reporting
                               -------------------------------------------------

                Person      (10)  Shared Dispositive Power       28,044,001
                                                          ----------------------
                  With
               ----------             ------------------------------------------

               (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         28,044,001
                    ------------------------------------------------------------

               (12) Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions)
                                             -----------------------------------

                    ------------------------------------------------------------

               (13) Percent of Class Represented by Amount in Row (11)
                                                                      ----------
                        49.9%
                     -----------------------------------------------------------

               (14) Type of Reporting Person (See Instructions)             IN
                                                               -----------------

                    ------------------------------------------------------------

          This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 3, 1993, as amended (the "Statement") by Sumner M. Redstone and Viacom Inc. ("Viacom"). This Amendment No. 7 is filed with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Discovery Zone, Inc., a Delaware corporation (the "Issuer"), with its principal offices located at 205 North Michigan Avenue, Chicago, Illinois 60601. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          See Item 4 for information which may be required by this Item 3.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof as follows:

          The transactions contemplated by the Management Services Agreement have been consummated. The following persons (the "Viacom Designees") have been designated by Viacom for election to the Issuer's Board of Directors:
(i) Frank J. Biondi, Jr., President, Chief Executive Officer of Viacom,
(ii) Phillipe P. Dauman, Executive Vice President, General Counsel, Chief Administrative Officer and Secretary of Viacom, (iii) J. Brian McGrath,
(iv) John L. Muething, and (v) Sumner M. Redstone, Chairman of the Board of Directors of Viacom. In addition, H. Wayne Huizenga and George D. Johnson, Jr. have resigned from the Board of Directors of the Issuer. Thereafter, the remaining directors, Messrs. Berrard and Flynn, appointed the five Viacom Designees to the Issuer's Board of Directors. As contemplated by the Management Services Agreement, Blockbuster Discovery Investment, Inc.
("BDI"), an indirect wholly owned subsidiary of Viacom, and the Issuer entered into a Warrant Agreement dated as of May 24, 1995 (the "Warrant Agreement") and the Issuer issued the Warrants to BDI pursuant thereto.

          Pursuant to the Stock Purchase Agreement, BDI has purchased 3,823,647 shares of Common Stock from the Sellers. The source of funds for this purchase was working capital of Viacom.

          Pursuant to the Letter Agreement, a definitive Asset Purchase Agreement dated as of May 24, 1995 (the "Asset Purchase Agreement") was entered into by Blockbuster Family Fun, Inc. ("BFF"), Blockbuster
Amusement Holding Corporation ("BAHC"), Discovery Zone L.P. ("DZILP") and the Issuer. Pursuant to the Asset Purchase Agreement, the assets of BFF, comprised of two entertainment centers operating under the name and mark of "Block Party", were sold to DZLIP in exchange for a $13,214,550 ten-year subordinated note of DZLIP, guaranteed by the Issuer. As contemplated by the Asset Purchase Agreement, (i) Viacom has agreed to assign and transfer Viacom's right, title and interest certain intellectual property assets to DZLIP and (ii) Viacom and Blockbuster Entertainment
Inc. have licensed the mark "Block Party" to DZILP pursuant to a five year royalty-free license agreement.

          A copy of the press release issued by the Issuer on May 25, 1995 relating to the foregoing transactions, the Warrant Agreement, the Certificate of Designations in respect of the Preferred Stock and the Asset Purchase Agreement are attached hereto as exhibits and are incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
          See Item 4 for information which may be required by this Item 5.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          See Item 4 for information which may be required by this Item 6.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

A. Asset Purchase Agreement dated as of May 24, 1995 among BAHC, BFF, DZLIP and the Issuer.

B.        Warrant Agreement dated as of May 24, 1995 between BDI and the Issuer.

C. Certificate of Designations, Powers, Preferences and Relative, Participating or Other Rights, and the Qualifications, Limitations or Restrictions Thereof of the Preferred Stock.

D.        Press release issued by the Issuer on May 25, 1995.

Signature
---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


May 25, 1995                  VIACOM INC.

                              By /s/ Michael D. Fricklas
                                ------------------------------------------------
                                Name:  Michael D. Fricklas
                                Title:   Senior Vice President
                                         and Deputy General Counsel

Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 25, 1995
                                                     *
                                   ---------------------------------------------
                                   Sumner M. Redstone, Individually

*By /s/ Philippe P. Dauman
    ------------------------------------------
   Philippe P. Dauman
   Attorney-in-Fact under the
   Limited Power of Attorney filed
   as Exhibit 99.2 to the Statement,
   Amendment No. 4.

                                  Exhibit Index

Exhibit No.              Description                                    Page No.
----------               -----------                                    --------

A.        Asset Purchase Agreement dated as of May 24, 1995 among BAHC,    9
          BFF, DZLIP and the Issuer.

B.        Warrant Agreement dated as of May 24, 1995 between BDI and       45
          the Issuer.

C.        Certificate of Designations, Powers, Preferences and             77
          Relative, Participating or Other Rights, and the
          Qualifications, Limitations or Restrictions Thereof of the Preferred Stock.

D.        Press release issued by the Issuer on May 25, 1995.              92